SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For May 2008

Commission File Number 0-28800

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DRDGOLD Limited

EBSCO House 4
299 Pendoring Avenue
Blackheath
Randburg, South Africa, 2195

(*Address of principal executive offices*)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ?

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ?   No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of May 2008, incorporated by reference herein:

<u>Exhibit</u>

99.1   Release dated May 26, 2008, entitled "ATTENDANCE AT ERPM RETURNS TO NORMAL."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED

Date: May 27, 2008   By: /s/ Themba Gwebu
                                          Name: Themba Gwebu
                                          Title: Company Secretary

Exhibit 99.1

DRDGOLD LIMITED

(Incorporated in the Republic of South Africa)

(Registration number 1895/000926/06)

JSE share code: DRD

ISIN: ZAE 000058723

Issuer code: DUSM

Nasdaq trading symbol: DROOY

("DRDGOLD")

ATTENDANCE AT ERPM RETURNS TO NORMAL

DRDGOLD South African Operations (Pty) Limited has reported that employee attendance at its East Rand Proprietary Mines Limited ("ERPM") mine has returned to normal following absenteeism due to violence that occurred on the East Rand against foreign nationals. Absenteeism at the start of the day shift today was just 3.6%.

No further reports of violence in the communities near to the mine have been received since Wednesday last week.

Randburg

26 May 2008

Sponsor

QuestCo Sponsors (Pty) Limited